

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2013

Via E-mail
James J. Buettgen
President and Chief Executive Officer
Ruby Tuesday, Inc.
150 West Church Avenue
Maryville, TN 37801

>   **Re:     Ruby Tuesday, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed February 7, 2013**
>   **File No. 333-186506**

Dear Mr. Buettgen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the offer to exchange $7^{5/}{}_{8}\%$ Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Signatures, page II-22

2. Please revise the second half of the signature block on page II-26 to have the principal executive officer, the principal financial officer, either the principal accounting officer or

the controller, and a majority of the board of directors or persons performing similar functions for the companies listed on that page sign in those indicated capacities. Similarly, please revise the second half of the signature block on pages II-50 through II-58 to have the majority of the board of directors or persons performing similar functions for the companies listed on each page sign in their indicated capacities.

Exhibits

3.  Please revise to include a consent of counsel for Saul Ewing LLP.  Refer to Exhibit 5.7.

Exhibit 5.1

4.  Please have counsel revise to delete the assumptions in the last sentence in the third to the last paragraph of the letter, as it is inappropriate for counsel to make such assumptions.

Exhibits 5.2 and 5.3

5.  Please have counsel revise paragraph (vi) on page 2 of Exhibits 5.2 and 5.3 to remove the assumption regarding factual matters prior to the date of the opinion, as counsel must consider all material facts as of the date of the opinion.

6.  Please have counsel revise the second to the last paragraph of Exhibits 5.2 and 5.3 to remove the words "may not be relied upon for any other purpose without prior written consent in each instance" and the second sentence in the paragraph.  Counsel may not attempt to limit reliance.  Similarly, please have counsel revise Exhibits 5.6 and 5.7 to remove the statement in the first sentence in the last paragraph in Exhibit 5.6 that the opinion "may not be disclosed to, quoted from or relied upon for any other purpose without my written consent" and the statement in the first sentence in paragraph 13(f) on page 7 in Exhibit 5.7 that the opinion "may not be used or relied upon for any other purpose," as it is inappropriate for counsel to attempt to limit reliance.

Exhibits 5.4 and 5.5

7.  Please have counsel revise section (b) in the first paragraph on page 3 in Exhibit 5.4 and section (b) in the last paragraph on page 2 in Exhibit 5.5 to remove the assumption regarding compliance with state law, rules or regulations, as counsel must opine regarding Colorado law in Exhibit 5.4 and Kansas law in Exhibit 5.5.

Exhibit 5.7

Reviewed Documents, page 1

8.  Please have counsel revise to delete the statement in the last paragraph in this section on page 2 that it has not reviewed any document that is referred to or incorporated by

reference into the Indenture or the documents listed. Such a limitation on the documents reviewed is not appropriate.

Assumptions, Qualifications and Limitations, page 3

9. Please have counsel revise to delete paragraphs 1(b), (g) and (h) on pages 3 and 4 as it is inappropriate for counsel to make such assumptions regarding its client.

10. Please have counsel revise paragraph 13(b) on page 7 to remove the limitation of the scope of the opinion to Pennsylvania laws that, "[in] its experience, are normally applicable to transactions of the type contemplated by the Indenture," as such limitation is inappropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc:      <u>Via E-mail</u>
           Richard A. Drucker
           Davis Polk & Wardwell LLP